SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Exact name of registrant as specified in its charter)
American Beverage Company – AmBev
(Translation of Registrant’s name into English)
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

SIGNATURE

Bovespa (São Paulo) NYSE (New York)	AMBV4 — Preferred AMBV3 — Common ABV — Preferred ABVc — Common
AMBEV ANNOUNCES EXPIRATION OF REGISTERED EXCHANGE OFFER OF
AMBEV INTERNATIONAL’S 9.500% R$300 MILLION NOTES DUE 2017
São Paulo, March 30, 2009 — Companhia de Bebidas das Américas — AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] and AmBev International Finance Co. Ltd. (“AmBev International”) announced the expiration, as of 5:00 p.m. New York time, on March 27, 2009, of the previously announced registered exchange offer to exchange up to R$300,000,000 of AmBev International’s newly registered 9.500% Notes due 2017 (the “New Notes”) for an equal amount of its privately placed 9.500% Notes due 2017 (the “Outstanding Notes”). AmBev and AmBev International accepted all notes validly tendered and not withdrawn in the exchange offer.
AmBev and AmBev International expect to complete the exchange offer and, on March 31, 2009, to issue the New Notes in exchange for the Outstanding Notes.
Exchange Offer Results as of 5:00 p.m., New York time, March 27, 2009:

Notes Tendered for Exchange
9.500% Notes due 2017	97.79%

Disclaimers
THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF OFFERS TO BUY OR EXCHANGE THE NEW NOTES OR THE OUTSTANDING NOTES. THE EXCHANGE OFFER IS MADE SOLELY PURSUANT TO THE PROSPECTUS DATED FEBRUARY 27, 2009.
For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br
WWW.AMBEV-IR.COM
Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition and liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ Nelson José Jamel

Nelson José Jamel
Chief Financial Officer and Investor Relations Officer